Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 15, 2021

BEIJING, China, March 16, 2021 – Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “We delivered encouraging results in the fourth quarter while remaining committed to the sustained growth and evolution of our business. Despite the industry-wide challenges caused by COVID-19, we continued to bolster our news leadership during the quarter and distinctively combined our editorial expertise and cutting-edge AI algorithms to provide our users with a consistent supply of up-to-date coverage. Meanwhile, we also organized several high-profile offline events in the period to further enhance our brand influence and multifaceted value propositions for advertisers and users. For our flagship news app, iFeng, we continued to fuel the development of a more video-focused content ecosystem through a number of initiatives. Going forward, this should help us to garner more PUGC creation, expand the depth and breadth of our short-form video offerings, and stimulate the social nature of iFeng’s community to further boost user interactions and engagement on the platform.”

Mr. Liu continued, “Beyond improving our core business lines, we also continued to focus on the cultivation of our new product development capabilities. During the quarter, for example, we leveraged our leadership in content production to launch our online e-commerce brand Phoenix Premium Products for our established massive user base. Going forward, we will continue to focus on the development of our content ecosystem, optimization of our current product offerings, and exploration of new business growth drivers. By advancing our competitive advantages in these key strategic areas, we will also improve our ability to capitalize on those new opportunities which may emerge as the economy continues to recover and people return to their normal ways of life.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Our total revenues reached RMB362.2 million in the fourth quarter of 2020, which was in line with our previous guidance. More importantly, due to our strict cost control measures, we achieved a 33.7% year-over-year reduction in total operating expenses during the quarter. Meanwhile, we plan to continue focusing on new business models in the market while also actively exploring the development of and investment in new products to capture additional growth opportunities. We expect the combination of our growing brand influence and deep insights into new product categories will help us not only navigate the current macro uncertainties, but also seize more business opportunities with strong potential in 2021.”

Fourth Quarter 2020 Financial Results

As disclosed in the second quarter 2020 unaudited financial results announcement made on August 17, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) in the second quarter of 2020 and the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for all prior periods. The related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information, and the financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

REVENUES

Total revenues in the fourth quarter of 2020 decreased by 9.5% to RMB362.2 million (US$55.5 million) from RMB400.4 million in the same period of 2019, which was primarily due to the negative impact of the COVID-19 outbreak.

Net advertising revenues in the fourth quarter of 2020 decreased by 7.3% to RMB336.7 million (US$51.6 million) from RMB363.1 million in the same period of 2019. The decrease was primarily attributable to the negative impact of the COVID-19 outbreak.

Paid services revenues1 in the fourth quarter of 2020 decreased by 31.4% to RMB25.5 million (US$3.9 million) from RMB37.3 million in the same period of 2019. Revenues from paid contents in the fourth quarter of 2020 decreased by 46.6% to RMB11.2 million (US$1.7 million) from RMB20.9 million in the same period of 2019, which was mainly due to the tightening of rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading. Revenues from MVAS and games were small and had been declining for the past years. Revenues from others in the fourth quarter of 2020 increased by 31.2% to RMB10.9 million (US$1.7 million) from RMB8.3 million in the same period of 2019, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

Cost of revenues in the fourth quarter of 2020 decreased by 5.1% to RMB179.2 million (US$27.5 million) from RMB188.8 million in the same period of 2019. The decrease in cost of revenues was mainly due to the following:

•

Content and operational costs in the fourth quarter of 2020 decreased to RMB158.4 million (US$24.3 million) from RMB172.2 million in the same period of 2019, mainly due to the Company’s strict cost control measures taken to enhance its operating efficiency in 2020. Share-based compensation included in the content and operational costs  in the fourth quarter of 2020 decreased to RMB0.2 million (US$0.03 million) from RMB1.1 million in the same period of 2019.

Bandwidth costs in the fourth quarter of 2020 decreased to RMB13.9 million (US$2.1 million) from RMB14.9 million in the same period of 2019, mainly due to the adoption of more efficient cloud-based servers to replace local severs in 2020.

The decrease was partially offset by the following:

•

Revenue sharing fees in the fourth quarter of 2020 increased to RMB6.9 million (US$1.1 million) from RMB1.7 million in the same period of 2019, primarily attributable to the increase in revenue sharing fees paid to channel partners.

GROSS PROFIT

Gross profit in the fourth quarter of 2020 decreased to RMB183.0 million (US$28.0 million) from RMB211.6 million in the same period of 2019. Gross margin in the fourth quarter of 2020 decreased to 50.5% as compared to 52.8% in the same period of 2019.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excludes the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2020, which excluded share-based compensation, decreased to 50.6% from 53.1% in the same period of 2019.

OPERATING EXPENSES OR GAINS AND LOSS FROM OPERATIONS

Total operating expenses in the fourth quarter of 2020 decreased by 33.7% to RMB211.8 million (US$32.5 million) from RMB319.6 million in the same period of 2019, primarily attributable to the decrease in the Company’s traffic acquisition expenses and the personnel-related expenses caused by the strict cost control measures taken to enhance its operating efficiency, which was partially offset by the impairment of goodwill for the reporting unit of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) recognized in the fourth quarter of 2020. The Company recognized an impairment of goodwill of RMB22.8 million (US$3.5 million) for the Tianbo reporting unit in the fourth quarter of 2020, mainly caused by the negative impact on Tianbo from both the COVID-19 outbreak in 2020 and the tightening of rules and regulations on real estate market in China as well as intensified industry competition. The impairment loss of goodwill was determined by quantitatively comparing the fair value of the Tianbo reporting unit to its carrying amounts, with the fair value of the Tianbo reporting unit determined based on the discounted cash flows of Tianbo. Share-based compensation included in operating expenses in the fourth quarter of 2020 was RMB2.5 million (US$0.4 million), as compared to RMB2.8 million in the same period of 2019.

Loss from operations in the fourth quarter of 2020 was RMB28.8 million (US$4.4 million), improved from RMB108.1 million in the same period of 2019. Operating margin in the fourth quarter of 2020 was negative 8.0%, improved from negative 27.0% in the same period of 2019.

Non-GAAP loss from operations in the fourth quarter of 2020, which excluded share-based compensation and impairment of goodwill, was RMB3.3 million (US$0.5 million), improved from RMB104.2 million in the same period of 2019. Non-GAAP operating margin in the fourth quarter of 2020, which excluded share-based compensation and impairment of goodwill, was negative 0.9%, improved from negative 26.0% in the same period of 2019.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, loss from equity method investments, changes in fair value of forward contract in relation to disposal of investments in Particle,

[1]

Paid services revenues comprise of (i) revenues from paid contents excluding those from Tadu, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.

gain on disposal of available-for-sale debt investments and others, net2. Total net other income in the fourth quarter of 2020 was RMB499.1 million (US$76.5 million), compared to RMB1,016.6 million in the same period of 2019.

•

Gain on disposal of available-for-sale debt investments in the fourth quarter of 2020 was RMB477.3 million (US$73.1 million), compared to RMB1,001.2 million in the same period of 2019, which represented the gain from the disposal of part of the Company’s investments in Particle. The transaction contemplated by the share purchase agreement signed by the Company and Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Buyers”) in August 2020 under which the Company agreed to sell a total of 140,248,775 shares of Particle to the Buyers at a total purchase price of US$150 million and a per share purchase price of US$1.0695 was closed on October 19, 2020.

•

Net interest income in the fourth quarter of 2020 increased to RMB9.3 million (US$1.4 million) from RMB6.7 million in the same period of 2019, mainly caused by more investments in term deposits and short term investments in the fourth quarter of 2020.

•	Foreign currency exchange gain in the fourth quarter of 2020 was RMB3.9 million (US$0.6 million), compared to foreign currency exchange gain of RMB1.0 million in the same period of 2019.
•	Loss from equity method investments in the fourth quarter of 2020 was RMB0.2 million (US$0.03 million), compared to nil in the same period of 2019.
•	Changes in fair value of forward contract in relation to disposal of investments in Particle in the first quarter of 2020 was nil, compared to a gain of RMB4.4 million in the same period of 2019.
•

Others, net in the fourth quarter of 2020 increased to RMB8.8 million (US$1.4 million) from RMB3.3 million in the same period of 2019, mainly attributable to more government subsidies received in the fourth quarter of 2019.

NET INCOME OR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income from continuing operations attributable to Phoenix New Media Limited in the fourth quarter of 2020 was RMB454.8 million (US$69.7 million), compared to net income from continuing operations attributable to Phoenix New Media Limited of RMB902.5 million in the same period of 2019. Net margin from continuing operations in the fourth quarter of 2020 was 125.6%, compared to 225.4% in the same period of 2019. Net income from continuing operations per ordinary share in the fourth quarter of 2020 was RMB0.78 (US$0.12), compared to net income from continuing operations per ordinary share of RMB1.55 in the same period of 2019.

Non-GAAP net loss from continuing operations attributable to Company in the fourth quarter of 2020, which excluded share-based compensation, changes in fair value of forward contract in relation to disposal of investments in Particle, loss from equity method investments, gain on disposal of available-for-sale debt investments and impairment of goodwill, was RMB8.2 million (US$1.3 million), compared to non-GAAP net loss from continuing operations attributable to the Company of RMB99.2 million in the same period of 2019. Non-GAAP net margin from continuing operations in the fourth quarter of 2020 was negative 2.3%, compared to negative 24.8% in the same period of 2019. Non-GAAP net loss from continuing operations per diluted ADS3 in the fourth quarter of 2020 was RMB0.11 (US$0.02), compared to non-GAAP net loss from continuing operations per diluted ADS of RMB1.36 in the same period of 2019.

For the fourth quarter of 2020, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of December 31, 2020, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

Full Year 2020 Financial Results

REVENUES

Total revenues in 2020 decreased by 9.0% to RMB1.21 billion (US$185.3 million) from RMB1.33 billion in 2019, primarily attributable to the negative impact of the COVID-19 outbreak.

Net advertising revenues in 2020 decreased by 6.8% to RMB1.11 billion (US$170.6 million) from RMB1.20 billion in 2019, primarily due to the negative impact of the COVID-19 outbreak.

Paid services revenues in 2020 decreased by 28.0% to RMB95.8 million (US$14.7 million) from RMB133.0 million in 2019, primarily attributable to the tightening of rules and regulations on digital reading in China and in line with the broader market conditions reflecting the trend towards free online reading.

[2]	“Others, net” primarily consists of government subsidies and litigation loss provisions.
[3]	“ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

COST OF REVENUES

Cost of revenues in 2020 decreased by 18.2% to RMB559.3 million (US$85.7 million) from RMB683.3 million in 2019, primarily attributable to the Company’s strict cost control measures taken to enhance its operating efficiency in 2020. Share-based compensation included in cost of revenues in 2020 was RMB2.6 million (US$0.4 million) as compared to RMB5.2 million in 2019.

Gross profit in 2020 increased slightly to RMB649.6 million (US$99.5 million) from RMB644.5 million in 2019. Gross margin in 2020 increased to 53.7% from 48.5% in 2019, mainly attributable to the Company’s strict cost control measures taken to enhance its operating efficiency in 2020, as explained above.

OPERATING EXPENSES OR GAINS AND LOSS FROM OPERATIONS

Total operating expense in 2020 decreased to RMB752.1million (US$115.3million) from RMB1,000.5 million in 2019, primarily attributable to the decreases in both the Company’s traffic acquisition expenses and the personnel-related expenses as a result of the strict cost control measures taken by the Company to enhance its operating efficiency in 2020. Share-based compensation included in operating expenses was RMB6.8 million (US$1.0 million) in 2020, compared to RMB6.7 million in 2019.

Loss from operations in 2020 was RMB102.6 million (US$15.7 million), improved from RMB356.1 million in 2019. Operating margin in 2020 was negative 8.5%, improved from negative 26.8% in 2019.

Non-GAAP loss from operations in 2020, which excluded share-based compensation and impairment of goodwill, was RMB70.4 million (US$10.8 million), improved from RMB344.3 million in 2019. Non-GAAP operating margin in 2020, which excluded share-based compensation and impairment of goodwill, was negative 5.8%, improved from negative 25.9% in 2019.

NET INCOME OR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income from continuing operations attributable to the Company in 2020 was RMB418.0 million (US$64.1 million), compared to net income from continuing operations attributable to the Company of RMB664.2 million in 2019. Net margin from continuing operations in 2020 was 34.6%, compared to 50.0% in 2019. Net income from continuing operations per diluted ordinary share in 2020 was RMB0.72 (US$0.11), compared to a net income from continuing operations per diluted ordinary share of RMB1.14 in 2019.

Non-GAAP net loss from continuing operations attributable to the Company in the fiscal year of 2020, which excluded share-based compensation, loss/(income) from equity method investments, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, gain on disposal of available-for-sale debt investments, impairment of available-for-sale debt investment and impairment of goodwill, was RMB33.7 million (US$5.2 million), compared to non-GAAP net loss from continuing operations attributable to the Company of RMB326.1 million in 2019. Non-GAAP net margin from continuing operations in the fiscal year of 2020 was negative 2.8%, improved from negative 24.6% in 2019. Non-GAAP net loss from continuing operations per diluted ADS in 2020 was RMB0.46 (US$0.07), improved from non-GAAP net loss from continuing operations per diluted ADS of RMB4.48 in 2019.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2020, the Company's cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.67 billion (US$255.8 million).

The Company’s investments in Particle were recorded as available-for sale debt investments in the balance sheet. The fair value of the Company’s available-for-sale debt investments in Particle decreased from RMB1,061.3 million as of September 30, 2020 to RMB30.7 million (US$4.7 million) as of December 31, 2020, as the share transfer transaction between the Company and the Buyers was closed on October 19, 2020 and the available-for-sale debt investments as of December 31, 2020 only included the 4,584,209 series D1 preferred shares of Particle still held by the Company. The fair value of the investments in Particle as of December 31, 2020 was determined based on a valuation technique under the market approach, known as the guideline company method.

Business Outlook

For the first quarter of 2021, the Company expects its total revenues to be between RMB210.2 million and RMB230.2 million; net advertising revenues are expected to be between RMB192.0 million and RMB207.0 million; and paid services revenues are expected to be between RMB18.2 million and RMB23.2 million.

All of the above forecasts reflect the Company’s management’s current and preliminary view, which is subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 15, 2021, (March 16, 2021 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2020 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135090
Mainland China:	4006208038
Hong Kong:	+852 30186771
United States:	+1 8456750437
United Kingdom:	+44 2036214779
Australia:	+61 290833212
Conference ID:	8338423

A replay of the call will be available through March 23, 2021, by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	8338423

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, impairment of goodwill, impairment of available-for-sale debt investments and changes in fair value of loan related to co-sale of Particle shares. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, impairment of goodwill, impairment of available-for-sale debt investments and changes in fair value of loan related to co-sale of Particle shares, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	310,876	357,796	54,835
Term deposits and short term investments	1,271,889	1,280,033	196,174
Restricted cash	66,234	31,039	4,757
Accounts receivable, net	609,627	675,616	103,543
Amounts due from related parties	56,653	32,587	4,994
Prepayment and other current assets	57,391	42,846	6,565
Assets held for sale	184,032	-	-
Total current assets	2,556,702	2,419,917	370,868
Non-current assets:
Property and equipment, net	97,357	62,649	9,601
Intangible assets, net	13,633	12,396	1,900
Goodwill	22,786	-	-
Available-for-sale debt investments	2,014,537	36,662	5,619
Equity investments, net	13,237	94,821	14,532
Deferred tax assets	73,688	86,867	13,313
Operating lease right-of- use assets, net	84,550	49,487	7,584
Other non-current assets	19,859	9,753	1,495
Assets held for sale	429,468	-	-
Total non-current assets	2,769,115	352,635	54,044
Total assets	5,325,817	2,772,552	424,912
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	249,018	221,203	33,901
Amounts due to related parties	34,155	34,420	5,275
Advances from customers	46,172	38,835	5,952
Taxes payable	287,765	402,610	61,703
Salary and welfare payable	157,784	156,599	24,000
Deposits in relation to future disposal of investment in Particle	355,212	-	-
Accrued expenses and other current liabilities	274,122	172,376	26,417
Operating lease liabilities	37,874	36,370	5,574
Liabilities held for sale	63,341	-	-
Total current liabilities	1,505,443	1,062,413	162,822
Non-current liabilities:
Deferred tax liabilities	192,142	1,312	201
Long-term liabilities	27,612	28,182	4,319
Operating lease liabilities	49,929	16,672	2,555
Liabilities held for sale	5,676	-	-
Total non-current liabilities	275,359	46,166	7,075
Total liabilities	1,780,802	1,108,579	169,897
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,682
Class B ordinary shares	22,053	22,053	3,380
Additional paid-in capital	1,611,484	1,620,580	248,365
Statutory reserves	88,583	92,017	14,102
Retained earnings	186,324	(88,191)	(13,516)
Accumulated other comprehensive income	1,405,808	(28,214)	(4,324)
Total Phoenix New Media Limited shareholders’ equity	3,331,751	1,635,744	250,689
Noncontrolling interests	213,264	28,229	4,326
Total shareholders' equity	3,545,015	1,663,973	255,015
Total liabilities and shareholders’ equity	5,325,817	2,772,552	424,912

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	363,114	281,308	336,653	51,594	1,194,761	1,113,017	170,577
Paid service revenues	37,259	21,681	25,546	3,915	133,020	95,828	14,686
Total revenues	400,373	302,989	362,199	55,509	1,327,781	1,208,845	185,263
Cost of revenues	(188,819)	(150,036)	(179,224)	(27,467)	(683,330)	(559,286)	(85,714)
Gross profit	211,554	152,953	182,975	28,042	644,451	649,559	99,549
Operating expenses:
Sales and marketing expenses	(160,581)	(64,899)	(75,660)	(11,595)	(541,772)	(279,429)	(42,824)
General and administrative expenses	(103,241)	(74,782)	(70,716)	(10,838)	(242,047)	(277,931)	(42,595)
Technology and product development expenses	(55,816)	(41,706)	(42,617)	(6,531)	(216,741)	(171,989)	(26,358)
Impairment of goodwill	-	-	(22,786)	(3,492)	-	(22,786)	(3,492)
Total operating expenses	(319,638)	(181,387)	(211,779)	(32,456)	(1,000,560)	(752,135)	(115,269)
Loss from operations	(108,084)	(28,434)	(28,804)	(4,414)	(356,109)	(102,576)	(15,720)
Other income/(loss):
Interest income, net	6,673	14,792	9,309	1,427	22,721	35,421	5,429
Foreign currency exchange gain	1,003	3,218	3,921	601	7,892	5,494	842
Income/(loss) from equity method investments	-	6,013	(179)	(27)	(3,447)	5,598	858
Impairment of available-for-sale debt investments	-	(2,000)	-	-	-	(2,000)	(307)
Gain on disposal of available-for-sale debt investments*	1,001,181	-	477,254	73,142	1,001,181	477,254	73,142
Changes in fair value of loan related to co-sale of Particle shares	-	(4,486)	-	-	-	(24,535)	(3,760)
Changes in fair value of forward contract in relation to disposal of investments in Particle	4,441	-	-	-	4,441	16,085	2,465
Others, net	3,351	13,360	8,770	1,343	15,031	35,881	5,499
Income from continuing operations before income taxes	908,565	2,463	470,271	72,072	691,710	446,622	68,448
Income tax expense	(3,349)	(1,725)	(14,793)	(2,267)	(21,950)	(18,977)	(2,909)
Net income from continuing operations	905,216	738	455,478	69,805	669,760	427,645	65,539
Net income/(loss) from discontinued operations, net of income taxes	15,360	-	-	-	54,242	(62,366)	(9,558)
Net income	920,576	738	455,478	69,805	724,002	365,279	55,981
Net (income)/loss attributable to noncontrolling interests:
Net (income) from continuing operations attributable to noncontrolling interests	(2,692)	(1,687)	(700)	(107)	(5,564)	(9,669)	(1,482)
Net (income)/loss from discontinued operations attributable to noncontrolling interests	(6,130)	-	-	-	9,391	24,759	3,795
Net (income)/loss attributable to noncontrolling interests	(8,822)	(1,687)	(700)	(107)	3,827	15,090	2,313
Net income/(loss) attributable to Phoenix New Media Limited:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	902,524	(949)	454,778	69,698	664,196	417,976	64,058
Net income/(loss) from discontinued operations attributable to Phoenix New Media Limited	9,230	-	-	-	63,633	(37,607)	(5,764)
Net income/(loss) attributable to Phoenix New Media Limited	911,754	(949)	454,778	69,698	727,829	380,369	58,294
Net income	920,576	738	455,478	69,805	724,002	365,279	55,981
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	191,511	1,598	(2,736)	(419)	1,188,762	(887,248)	(135,977)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	(1,008,795)	-	(491,197)	(75,279)	(1,008,795)	(491,197)	(75,279)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(31,312)	(43,077)	(41,326)	(6,333)	37,483	(55,577)	(8,517)
Comprehensive income/(loss)	71,980	(40,741)	(79,781)	(12,226)	941,452	(1,068,743)	(163,792)
Comprehensive (income)/loss attributable to noncontrolling interests	(8,822)	(1,687)	(700)	(107)	3,827	15,090	2,313

Comprehensive income/(loss) attributable to Phoenix New Media Limited	63,158	(42,428)	(80,481)	(12,333)	945,279	(1,053,653)	(161,479)
Basic net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	1.55	-	0.78	0.12	1.14	0.72	0.11
-Discontinued operations	0.02	-	-	-	0.11	(0.07)	(0.01)
Basic net income/(loss) per Class A and Class B ordinary share	1.57	-	0.78	0.12	1.25	0.65	0.10
Diluted net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	1.55	-	0.78	0.12	1.14	0.72	0.11
-Discontinued operations	0.02	-	-	-	0.11	(0.07)	(0.01)
Diluted net income/(loss) per Class A and Class B ordinary share	1.57	-	0.78	0.12	1.25	0.65	0.10
Basic income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	12.40	(0.01)	6.25	0.96	9.13	5.74	0.88
-Discontinued operations	0.13	-	-	-	0.87	(0.51)	(0.08)
Basic net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	12.53	(0.01)	6.25	0.96	10.00	5.23	0.80
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	12.40	(0.01)	6.25	0.96	9.13	5.74	0.88
-Discontinued operations	0.13	-	-	-	0.87	(0.51)	(0.08)
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	12.53	(0.01)	6.25	0.96	10.00	5.23	0.80
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,275,800	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,275,800	582,324,325	582,324,325

* The gain on disposal of available-for-sale debt investments had been net of accrued PRC withholding tax, which was calculated based on 10% of the gain recognized from the disposal of available-for-sale debt investments in Particle, with any relevant tax adjustments if applicable, as regulated by the Public Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, issued on February 3, 2015, and the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, issued on October 17, 2017. The accrued withholding tax may vary with the actual withholding tax to be paid in the future. The difference between the currently calculated withholding tax and the actual withholding tax to be paid will be recognized as gain or loss on disposal of available-for-sale debt investments in the period when the Company actually settles the withholding tax with the tax authorities in PRC.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenues:
Net advertising service	363,114	281,308	336,653	51,594	1,194,761	1,113,017	170,577
Paid services	37,259	21,681	25,546	3,915	133,020	95,828	14,686
Total revenues	400,373	302,989	362,199	55,509	1,327,781	1,208,845	185,263
Cost of revenues
Net advertising service	181,057	143,463	165,581	25,376	623,787	523,813	80,278
Paid services	7,762	6,573	13,643	2,091	59,543	35,473	5,436
Total cost of revenues	188,819	150,036	179,224	27,467	683,330	559,286	85,714
Gross profit
Net advertising service	182,057	137,845	171,072	26,218	570,974	589,204	90,299
Paid services	29,497	15,108	11,903	1,824	73,477	60,355	9,250
Total gross profit	211,554	152,953	182,975	28,042	644,451	649,559	99,549

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	1,761	6,026	6,897	1,057	25,157	19,550	2,996
Content and operational costs	172,152	129,749	158,458	24,284	603,573	482,641	73,968
Bandwidth costs	14,906	14,261	13,869	2,126	54,600	57,095	8,750
Total cost of revenues	188,819	150,036	179,224	27,467	683,330	559,286	85,714

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2019				Three Months Ended September 30, 2020				Three Months Ended December 31, 2020
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	211,554	1,074	(1)	212,628	152,953	401	(1)	153,354	182,975	229	(1)	183,204
Gross margin	52.8%			53.1%	50.5%			50.6%	50.5%			50.6%
		3,928	(1)			1,758	(1)			2,734	(1)
		-	(2)			-	(2)			22,786	(2)
Loss from operations	(108,084)	3,928		(104,156)	(28,434)	1,758		(26,676)	(28,804)	25,520		(3,284)
Operating margin	(27.0)%			(26.0)%	(9.4)%			(8.8)%	(8.0)%			(0.9)%
		3,928	(1)			1,758	(1)			2,734	(1)
		-	(2)			-	(2)			22,786	(2)
		-	(3)			(6,013)	(3)			179	(3)
		(1,143,755)	(4)			-	(4)			(573,860)	(4)
		(4,441)	(5)			-	(5)			-	(5)
		-	(6)			4,486	(6)			-	(6)
		-	(7)			2,000	(7)			-	(7)
		-	(8)			-	(8)			(11,393)	(8)
		142,574	(9)			-	(9)			96,606	(9)
Net income/(loss) attributable to Phoenix New Media Limited	902,524	(1,001,694)		(99,170)	(949)	2,231		1,282	454,778	(462,948)		(8,170)
Net margin	225.4%			(24.8)%	(0.3)%			0.4%	125.6%			(2.3)%
Net income/(loss) per ADS-diluted	12.40			(1.36)	(0.01)			0.02	6.25			(0.11)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2)  Impairment of goodwill

(3)  (Income)/loss from equity method investments

(4)  Gain on disposal of available-for-sale debt investments

(5)  Changes in fair value of forward contract in relation to disposal of investments in Particle

(6)  Changes in fair value of loan related to co-sale of Particle shares

(7)  Impairment of available-for-sale debt investments

(8)  Loss attributable to noncontrolling interest related to item (2)

(9)  Accrued withholding taxes of item (4). Other non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2019				Twelve Months Ended December 31, 2020

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	644,451	5,173	(1)	649,624	649,559	2,613	(1)	652,172
Gross margin	48.5%			48.9%	53.7%			54.0%
		11,859	(1)			9,383	(1)
		-	(2)			22,786	(2)
Loss from operations	(356,109)	11,859		(344,250)	(102,576)	32,169		(70,407)
Operating margin	(26.8)%			(25.9)%	(8.5)%			(5.8)%
		11,859	(1)			9,383	(1)
		-	(2)			22,786	(2)
		3,447	(3)			(5,598)	(3)
		(1,143,755)	(4)			(573,860)	(4)
		(4,441)	(5)			(16,085)	(5)
		-	(6)			24,535	(6)
		-	(7)			2,000	(7)
		-	(8)			(11,393)	(8)
		142,574	(9)			96,606	(9)
Net income/(loss) attributable to Phoenix New Media Limited	664,196	(990,316)		(326,120)	417,976	(451,626)		(33,650)
Net margin	50.0%			(24.6)%	34.6%			(2.8)%
Net income/(loss) per ADS-diluted	9.13			(4.48)	5.74			(0.46)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,784,475			72,784,475	72,790,541			72,790,541

(1) Share-based compensation

(2)  Impairment of goodwill

(3)  Loss/(income) from equity method investments

(4)  Gain on disposal of available-for-sale debt investments

(5)  Changes in fair value of forward contract in relation to disposal of investments in Particle

(6)  Changes in fair value of loan related to co-sale of Particle shares

(7)  Impairment of available-for-sale debt investments

(8)  Loss attributable to noncontrolling interest related to item (2)

(9)  Accrued withholding taxes of item (4). Other non-GAAP to GAAP reconciling items have no income tax effect.